Management’s Discussion and Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2024

PAN AMERICAN SILVER CORP.

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
May 8, 2024
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") (the “2023 Annual Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34") (the “Q1 2024 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2023 Annual Financial Statements, and the Q1 2024 Financial Statements are expressed in United States dollars (“USD”) unless identified otherwise.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings and loss” and “basic adjusted earnings and loss per share”, “total debt”, “capital”, and “working capital”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, “total debt”, “capital”, and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q1 2024 Financial Statements.
Any reference to “cash costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A, the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities is available on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov/edgar.

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates mines located in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the New York Stock Exchange (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineral reserves and mineral resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early-stage projects through construction and into operation.
STRATEGIC DISPOSITION

On May 1, 2024 the Company announced that it has agreed to sell the La Arena gold mine as well as the La Arena II project in Peru, to Zijin Mining Group Co ("Zijin"). Under the agreement Zijin will pay $245 million in cash and will grant Pan American a life-of-mine gold net smelter return royalty of 1.5% for the La Arena II project. Additionally, upon commencement of commercial production from the La Arena II project, the agreement provides for an additional contingent payment from Zijin of $50 million in cash. The closing of the transaction is subject to customary conditions and receipt of regulatory approvals. The Company expects the transaction to be completed in the third quarter of 2024.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Q1 2024 OPERATIONAL AND FINANCIAL HIGHLIGHTS

Silver production of 5.01 million ounces
Silver production for the three months ended March 31, 2024 ("Q1 2024") was 5.01 million ounces compared with 3.89 million ounces in the three months ended March 31, 2023 ("Q1 2023").
Gold production of 222.9 thousand ounces
Gold production for Q1 2024 was 222.9 thousand ounces compared to 122.7 thousand ounces in Q1 2023.
Cash Costs(1) and All-In Sustaining Costs (“AISC”)(1)
Silver Segment Cash Costs per ounce in Q1 2024 were $12.67, $0.48 higher than in Q1 2023. Gold Segment Cash Costs per ounce in Q1 2024 were $1,207, $87 higher than in Q1 2023.
Silver Segment AISC for Q1 2024 of $15.89 per ounce were $1.76 per ounce higher than in Q1 2023. Gold Segment AISC for Q1 2024 of $1,580 per ounce were $384 per ounce higher than in Q1 2023.
2024 Guidance
Operating results were in line with Management's expectations for Q1 2024, except for Silver Segment Cash Costs and AISC and Gold Segment Cash Costs, which were both better than expected for the quarter. Silver Segment Cash Costs and AISC outperformed expectations primarily due to lower than budgeted costs at Cerro Moro, while Gold Segment Cash Costs were better than expected due to lower than budgeted costs at Jacobina and La Arena.
Based on production and costs to date, the Company reaffirms its 2024 Operating Outlook for production of silver, gold and base metals, Cash Costs and AISC, and sustaining and project capital expenditures, as provided in the Company's MD&A dated February 21, 2024.
Full year 2024 guidance includes Jacobina, El Peñon, Minera Florida, and Cerro Moro (together the "Acquired Mines"), which the Company acquired as part of the March 31, 2023 acquisition (the "Yamana Acquisition") of 100% of the issued and outstanding shares of Yamana Gold Inc. ("Yamana"), following the sale by Yamana of its Canadian assets to Agnico Eagle Mines Limited.
Income Statement, Cash Flow, Liquidity and Working Capital Position
Revenue in Q1 2024 of $601.4 million was 54% higher than in Q1 2023.
Net loss of $30.8 million, or $0.08 basic loss per share, was recorded for Q1 2024, compared with net earnings of $16.5 million, or $0.08 basic earnings per share in Q1 2023.
Adjusted earnings(1) of $4.7 million, or $0.01 basic adjusted earnings per share, in Q1 2024, compared to adjusted earnings of $21.2 million, or $0.10 basic adjusted earnings per share in Q1 2023.
Cash flow from operations: The Company generated $61.1 million in Q1 2024, compared to $51.3 million generated in Q1 2023.
Liquidity and Working Capital: As at March 31, 2024, the Company had Working Capital(1) of $693.5 million, inclusive of cash and short-term investments of $331.4 million, and $750.0 million available under its revolving Sustainability-Linked Credit Facility ("SL-Credit Facility"). Total debt of $806.6 million is related to lease liabilities, construction and other loans payable, and two senior notes.
(1)Adjusted earnings, Cash Costs, AISC, Working Capital and Total Debt are non-GAAP measures; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the 2023 Annual Financial Statements.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

OPERATING PERFORMANCE

Consolidated(1)

	Three months ended March 31,
	2024	2023	Variance
Production
Silver – koz	5,009	3,891	1,118
Gold – koz	222.9	122.7	100.2
Zinc – kt	9.8	10.6	(0.8)
Lead – kt	4.6	5.3	(0.7)
Copper – kt	1.7	1.1	0.6
Cash Costs - $ per ounce sold(2)
Silver Segment	12.67	12.19	0.48
Gold Segment	1,207	1,120	87
AISC - $ per ounce sold(2)
Silver Segment	15.89	14.13	1.76
Gold Segment	1,580	1,196	384
(1)Please refer to the “Operating Metrics” and “Alternative Performance (Non-GAAP) Measures” sections of this MD&A for mine by mine operating and cost metrics.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Silver Production
Consolidated silver production for Q1 2024 was 5.01 million ounces compared with 3.89 million ounces in Q1 2023. The quarterly increase was driven by production from the Acquired Mines, which added 1.72 million ounces to Q1 2024 production. This increase more than compensated for the production decreases resulting from: (i) a 0.32 million ounce reduction at La Colorada from ongoing ventilation-related limitations; (ii) a 0.19 million ounce reduction from Manantial Espejo being placed on care and maintenance in January 2023; and, (iii) a 0.11 million ounce reduction at Dolores from lower grades and the timing of leach sequencing.
Gold Production
Consolidated gold production for Q1 2024 was 222.9 thousand ounces compared to 122.7 thousand ounces in Q1 2023. This quarter-over-quarter increase was driven by the Acquired Mines, which added 120.8 thousand ounces to Q1 2024 production. This increase was partially offset by: (i) a 5.2 thousand ounce decrease at Shahuindo, largely from a lower ratio of recovered to stacked ounces due to the timing of leach sequencing and lower grades; (ii) a 3.2 thousand ounce decrease at Timmins from lower grades; and (iii) an 8.6 thousand ounce reduction at Dolores from lower grades and the timing of leach sequencing.
Base Metal Production
Zinc, lead and copper ("base metal") production in Q1 2024 was 9.8 thousand tonnes, 4.6 thousand tonnes, and 1.7 thousand tonnes, respectively. Zinc production decreased 0.8 thousand compared to Q1 2023, mainly because of reduced zinc grades at both Huaron and San Vicente, and decreased throughput at La Colorada, partially offset by increased production at Minera Florida. Lead production declined by 0.7 thousand tonnes compared to Q1 2023, primarily due to lower grades at Huaron. Conversely, copper production increased 0.6 thousand tonnes relative to Q1 2023, driven by higher grades at Huaron.
Cash Costs
Silver Segment Cash Costs per ounce in Q1 2024 of $12.67 were $0.48 higher than the $12.19 in Q1 2023. The increase in quarter-over-quarter Cash Costs was driven by: (i) lower production at La Colorada from lower

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
throughput, and lower by-product credits from lower zinc and lead production, all of which related to ventilation constraints; and (ii) timing of concentrate shipments at San Vicente, which resulted in lower silver sales and lower by-product credits. These factors increasing Cash Costs were partially offset by the addition of Cerro Moro to the Silver Segment, which is a relatively lower cost silver producer.
Gold Segment Cash Costs per ounce in Q1 2024 were $1,207, $87 higher than Q1 2023 Cash Costs of $1,120, largely reflecting cost increases from: (i) Dolores, from lower grades and a higher strip ratio due to mine sequencing; (ii) Timmins, from challenges with stopes, which impacted gold grade mined; and, (iii) the addition of Minera Florida to the Gold Segment, which is a relatively higher-cost gold producer. These increases were partially offset by the additions of relatively lower-cost gold producers, Jacobina and El Peñon, to the Gold Segment.
AISC
Silver Segment AISC for Q1 2024 of $15.89 per ounce were $1.76 per ounce higher than in Q1 2023. The increase primarily reflects previously described factors increasing Cash Costs, as well as higher sustaining capital investments at Cerro Moro and Huaron. This was offset by $2.2 million of cost-decreasing Net Realizable Value ("NRV") adjustments at La Colorada in Q1 2024.
Gold Segment AISC for Q1 2024 of $1,580 per ounce were $384 per ounce higher than in Q1 2023. The increase largely reflects the previously described factors affecting quarter-over-quarter Cash Costs, as well as $16.6 million in cost-increasing NRV adjustments at Dolores in Q1 2024 relative to $20.9 million in cost-decreasing NRV adjustments in Q1 2023, which led to a quarter-over-quarter increase of $245 per ounce in Gold Segment AISC.
Silver Segment Operations
La Colorada
At the La Colorada mine, Q1 2024 silver production of 1.11 million ounces was 23% lower than Q1 2023, primarily reflecting lower throughput related to more impactful ventilation constraints in Q1 2024. These factors also decreased zinc and lead production by 11% and 7%, respectively. The new ventilation infrastructure is on schedule for completion in mid-2024 with the installation of two exhaust fans on the surface of the Guadalupe shaft, which was completed in December 2023. Ventilation conditions in the mine are expected to improve significantly in the second half of 2024, allowing the mine to accelerate development rates to increase the number of production areas leading to higher throughput thereafter.
Cash Costs increased by $9.42 per ounce relative to Q1 2023, primarily due to ventilation constraints driving lower mine productivity, resulting in higher mining costs per ounce and lower silver and by-product metal production. Q1 2024 AISC of $25.37 per ounce were $7.44 per ounce higher than in Q1 2023, largely reflecting the same factors that affected Cash Costs, partially offset by $2.34 per ounce in cost-decreasing NRV inventory adjustments.
Sustaining capital was lower in Q1 2024 than in Q1 2023 from reduced investments in raise bore ventilation infrastructure, mine deepening and tailings storage facility expansions, partially offset by increased investments in near-mine exploration. Project capital for Q1 2024 of $9.6 million was invested in the La Colorada Skarn project, largely for exploration, drilling, and advancing on the fan installation to complete the new ventilation infrastructure.
Cerro Moro
At the Cerro Moro mine, in Q1 2024, silver production was 0.77 million ounces, gold production was 20.9 thousand ounces, Cash Costs were $1.62 per ounce and AISC were $6.43 per ounce. The Company invested $3.9 million in sustaining capital in Q1 2024, primarily on near-mine exploration and mine equipment lease payments. Operating results were in line with Management's expectations for Q1 2024, except for Cash Costs and AISC which favorably exceeded expectations due to lower contractor and labour costs than budgeted.
Huaron
At the Huaron mine, silver production of 0.88 million ounces in Q1 2024 was 4% lower than in Q1 2023. This was primarily due to heavy rain from the El Niño weather pattern, which resulted in lower throughput from blockages

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
in the crusher caused by the moisture content in stockpiles. Zinc and lead production in Q1 2024 decreased 22% and 27%, respectively, while copper production increased 68%. This was also related to the same factors mentioned above, in addition to mine sequencing away from zinc and lead ore zones and into copper ore zones.
Cash Costs increased by $2.62 per ounce relative to Q1 2023, primarily reflecting the impacts of El Niño, which resulted in higher mining costs per ounce. Q1 2024 AISC of $13.99 per ounce were $5.25 per ounce higher than in Q1 2023, largely as a result of the same factors that affected Cash Costs in Q1 2024, as well as an increase in sustaining capital expenditures per ounce. Sustaining capital was higher in Q1 2024 due to increased investments in mine ventilation projects and near-mine brownfield exploration, partially offset by decreased investments in mine deepening projects. During Q1 2024, the Company invested $14.2 million in project capital for the construction of the new dry-stack tailings storage facility, which is on schedule to be completed in the second half of 2024 and be commissioned thereafter.
San Vicente
At the San Vicente mine, silver production in Q1 2024 increased 9%. Lead and copper production was comparable to the prior period, while zinc production decreased by 30% from Q1 2023. This was predominately due to mine sequencing into higher silver grade zones. Q1 2024 Cash Costs of $15.56 per ounce were $4.70 per ounce higher than in Q1 2023 largely due to: (i) lower by-product credits, as Q1 2023 had benefited from a draw-down of zinc concentrate inventories from the timing of shipments, which lowered prior-quarter costs per ounce; (ii) lower ounces of silver sold due to an inventory build-up in the silver-rich concentrate; and (iii) higher royalty expense per ounce sold due to the royalty expense being recognized upon export from Bolivia rather than at the time of sale. Q1 2024 AISC of $17.62 per ounce were $6.04 per ounce higher than in Q1 2023, largely as a result of the same factors that affected Cash Costs, in addition to increased sustaining capital expenditures relating to near-mine exploration.
Gold Segment Operations
Jacobina
At the Jacobina mine, in Q1 2024 gold production was 46.9 thousand ounces, Cash Costs were $934 per ounce and AISC were $1,263 per ounce. The Company has invested $14.7 million in sustaining capital, primarily on exploration, lease payments related to ore haulage contracts, and mine and tailings storage facility infrastructure. Additionally, the Company invested $4.3 million on project capital related to plant facility infrastructure upgrades. Operating results were in line with Management's expectations for Q1 2024, except for Cash Costs which favorably exceeded expectations.
El Peñon
At the El Peñon mine, silver production in Q1 2024 was 0.85 million ounces, gold production was 31.5 thousand ounces, Cash Costs were $1,055 per ounce and AISC were $1,348 per ounce. The Company has invested $7.5 million in sustaining capital, primarily on near-mine exploration and mine equipment replacements and refurbishments. Operating results were in line with Management's expectations for Q1 2024.
Timmins
At the Timmins mine, gold production of 31.3 thousand ounces in Q1 2024 was 9% lower than Q1 2023, primarily reflecting lower grades at Timmins West due to mine sequencing, and at Bell Creek due to internal stope challenges resulting in increased dilution during the quarter. This was partially offset by higher throughput from stockpile processing at Timmins West. Cash Costs in Q1 2024 increased by $183 per ounce, primarily as a result of challenging ground conditions increasing costs per ounce. Q1 2024 AISC of $2,014 per ounce were $290 per ounce higher than in Q1 2023, largely as a result of the same factors that affected Cash Costs, as well as a $3.0 million increase in sustaining capital investments, largely for mine ventilation infrastructure, mine equipment replacements and refurbishments and near-mine exploration. Project capital for Q1 2024 of $2.8 million is related to the construction of the paste plant project and its associated infrastructure, which is expected to provide an

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
engineered backfill that will enhance orebody extraction and mine stability. The project is on schedule and is expected to be completed in Q3 2024 and commissioned thereafter.
Shahuindo
At the Shahuindo mine, gold production decreased by 13% to 33.6 thousand ounces in Q1 2024 relative to Q1 2023, primarily reflecting a lower ratio of ounces recovered to ounces stacked from leach sequencing timing. In addition, gold grades were lower because of an increased amount of lower grade coarse ore used for blending with higher grade fines in the current phase of the mine plan in order to maintain the required permeability for heap leaching. In Q1 2024, Cash Costs increased by $27 per ounce, primarily driven by higher production costs per ounce from lower grades mined. AISC in Q1 2024 decreased by $26 per ounce, driven by lower sustaining capital expenditures, which more than offset the higher Cash Costs in the quarter. Lower sustaining capital investments in Q1 2024 were largely related to decreased investments in waste dump preparation, water treatment plant construction and mine equipment refurbishments and replacements.
La Arena
At the La Arena mine, gold production of 18.7 thousand ounces in Q1 2024 was 7% lower than Q1 2023, primarily reflecting a lower ratio of ounces recovered to ounces stacked from timing of leach sequencing, partially offset by higher gold grades. Q1 2024 Cash Costs of $1,252 per ounce were $128 per ounce higher than in Q1 2023 due to higher mining costs from increased haulage distances and higher processing costs from increased water treatment requirements. AISC of $1,536 per ounce in Q1 2024 increased by $300 relative to Q1 2023, largely as a result of the same factors that affected Cash Costs, as well as increased sustaining capital expenditures per ounce. Sustaining capital was $4.1 million higher in Q1 2024 due to increased investments relating to waste dump preparation.
Minera Florida
At Minera Florida mine, in Q1 2024 gold production was 21.4 thousand ounces, silver production was 0.10 million ounces, Cash Costs were $1,496 per ounce and AISC were $1,809 per ounce. The Company invested $6.3 million in sustaining capital, primarily on near-mine exploration and tailings storage facility expansions. Operating results were in line with Management's expectations for Q1 2024.
Dolores
At the Dolores mine, silver production of 0.43 million ounces and gold production of 17.9 thousand ounces in Q1 2024 were 21% and 32% lower than in Q1 2023, respectively. The decreased production is due to lower grade ore and a lower ratio of ounces recovered to ounces stacked driven by reduced irrigation rates to accommodate intensive rains during the quarter that saturated a portion of the heap requiring additional time to dissipate. Irrigation in the area has been gradually restored in April 2024. Q1 2024 Cash Costs and AISC of $1,412 per ounce and $2,367 per ounce, respectively, were $443 per ounce and $1,978 per ounce higher, respectively, than in Q1 2023 due to lower gold production and lower by-product credits from lower silver production. Additionally, AISC were impacted by NRV inventory adjustments, which resulted in a $16.6 million cost increase in Q1 2024 compared to a $20.9 million cost reduction in Q1 2023, partially offset by lower sustaining capital in Q1 2024 given the wind-down of mining activities.

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
FINANCIAL PERFORMANCE

Income Statement
A Net loss of $30.8 million was recorded in Q1 2024 which compared to net earnings of $16.5 million in the same period of 2023. This corresponds to a basic loss per share of $0.08 (2023 - $0.08 basic earnings per share).
The following table highlights the difference between the net loss in Q1 2024 compared with Q1 2023.

	Three months
Net earnings, period ended March 31, 2023	$16.5	Note
Revenue:
Increased metal prices	$34.1
Higher quantities of metal sold	168.4
Decreased direct selling costs	5.5
Increased positive settlement adjustments	3.1
Total increase in revenue	211.1	(1)
Cost of sales:
Increased production costs	$(126.0)
Increased production costs, NRV adjustments	(35.3)
Increased royalty charges	(4.7)
Increased production costs and royalty charges	$(166.0)	(2)
Increased depreciation and amortization	(51.3)	(3)
Increased cost of sales	(217.3)
Decreased mine operating earnings	(6.2)
Decreased transaction and integration costs	18.9	(4)
Decreased care and maintenance costs	13.3	(5)
Increase in foreign exchange gains	10.7	(6)
Increased gains and income from associates	0.3
Increased gains on sale of mineral properties, plant and equipment	0.1
Increased income tax expense	(25.7)	(7)
Increased investment loss	(17.7)	(8)
Increased losses on derivatives	(13.9)	(9)
Increased general and administrative expense	(12.0)	(10)
Increased interest and finance expense	(11.2)	(11)
Other	(2.1)
Increased exploration and project development expense	(1.8)
Net loss, period ended March 31, 2024	$(30.8)
1)Revenue for Q1 2024 was $211.1 million higher than in Q1 2023. The major variances were: (i) a $168.4 million increase in quantities of metal sold from the contribution of the Acquired Mines, partially offset by Manantial Espejo being on care and maintenance, lower production at Dolores and La Colorada, and a build-up of inventory at San Vicente related to timing of shipments; and (ii) a $34.1 million variance primarily from higher gold prices, which more than offset the lower silver and zinc prices realized in Q1 2024.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Quantities and realized prices of metal sold for Q1 2024, and the comparable period in 2023 are:

	Realized Metal Prices(1)		Quantities of Metal Sold(2)
	Three months ended March 31,		Three months ended March 31,
	2024	2023	2024	2023
Silver	$22.61	$22.75	4,258	4,446
Gold	$2,078	$1,895	228.2	133.4
Zinc	$2,424	$3,133	8.5	10.8
Lead	$2,063	$2,160	3.6	5.3
Copper	$8,373	$8,903	1.3	0.9
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2)Production and royalty costs in Q1 2024 were $166.0 million higher than in 2023. The increase was mainly the result of a $126.0 million increase in production costs (excl. NRVs), a $35.3 million quarter-over-quarter change in NRV inventory adjustments that increased costs relative to the comparable period, and a $4.7 million increase in royalty expense. The increase in production costs (excl. NRVs) was largely additional production costs from the Acquired Mines, partially offset by reduced costs from Manantial Espejo being put on care and maintenance in January 2023. The NRV inventory adjustments increased costs in Q1 2024 and decreased costs in Q1 2023 which were primarily driven by adjustments to the heap leach pad valuation at Dolores to reflect changes in metal prices and processing and administrative costs assumptions.
3)D&A expense for Q1 2024 was $51.3 million higher than in Q1 2023, largely related to the addition of depreciation expense for the Acquired Mines. For the other operations than the Acquired Mines, depreciation expense was largely consistent with variances attributable to changes in volumes sold.
4)Transaction and integration costs of $18.9 million in Q1 2023 were incurred pursuant to the Yamana Acquisition. No such costs were incurred in Q1 2024.
5)Care and maintenance expense for Q1 2024 was $13.3 million lower than in Q1 2023, due largely to the disposition of the Morococha property in Q3 2023, which accounted for $9.1 million of care and maintenance in Q1 2023, as well as lower expenses at Manantial Espejo.
6)Foreign exchange gain for Q1 2024 was $10.7 million higher than in Q1 2023, primarily from the devaluation of monetary liabilities derived in Chilean Pesos.
7)Income tax expense for Q1 2024 was $25.7 million higher than Q1 2023, primarily reflective of a $15.2M tax expense in the current quarter in Cerro Moro related to an inflation adjustment. In addition, the tax expense in Q1 2023 was reduced by approximately $16.0M as a result of the appreciation of the Mexican Peso and Peruvian Sol, whereas in Q1 2024 there was only minimal tax impact caused by changes in foreign exchange rates.
8)Investment loss for Q1 2024 was a $17.7 million quarter-over-quarter change, primarily due to mark-to-market adjustments from the decrease in the share price of New Pacific Metals Corp. in the current quarter relative to an increase in the prior quarter.
9)Derivative losses for Q1 2024 were $13.9 million higher than Q1 2023, which was largely attributed to unrealized losses from the devaluation of the Chilean Peso and Canadian Dollar.
10)General and administrative expense for Q1 2024 was $12.0 million higher than in Q1 2023, primarily reflective of the Company's increased scale following the Yamana Acquisition.

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
11)Interest and finance expense for Q1 2024 was $11.2 million higher than in Q1 2023, largely related to: (i) $9.2 million of interest expense on the senior notes acquired as part of the Yamana Acquisition inclusive of the accretion generated by the fair market value adjustment recognized as part of the purchase price acquisition of $2.9 million; and, (ii) $2.0 million attributed to increased accretion expense incurred, given the increase in reclamation obligations from the Yamana Acquisition.
Statement of Cash Flows
Cash flow from operations in Q1 2024 was $61.1 million, $9.8 million more than the $51.3 million generated in Q1 2023, mainly reflecting increased revenue of $211.1 million, partially offset by increased production costs (excl. NRV) of $126.0 million, both of which were largely driven by the addition of the Acquired Mines. Further impacting quarter-over-quarter operating cash flow variances were: a decrease in mine care and maintenance expenses of $13.3 million, largely due to the Morococha disposition; and, non-recurring transaction and integration costs of $18.9 million incurred in Q1 2023 related to the Yamana Acquisition. These increases were partially offset by: (i) negative quarter-over-quarter variance in changes from non-cash working capital items, primarily inventory, of $80.1 million; (ii) increased general and administrative expenses of $12.0 million; (iii) increased income taxes paid of $10.4 million; and (iv) increased interest paid of $5.0 million.
Changes in working capital, other than cash, drove a $72.1 million use of cash in Q1 2024 compared with a $8.0 million source of cash in Q1 2023. The $80.1 million quarter-over-quarter change resulted largely from a $59.6 million and $47.5 million quarter-over-quarter change in cash from inventory, primarily related to leach pads, and trade and other receivables, respectively, both accounts having a build-up in the 2024 period contrasted with draw-downs recorded in 2023. This was partially offset by a $19.3 million positive variance from a decrease in cash used to settle accounts payable.
Investing activities in Q1 2024 used $86.5 million, primarily related to $86.9 million spent on mineral properties, plant and equipment ("MPP&E") at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A. In Q1 2023, investing activities generated $327.9 million, primarily related to the $259.5 million cash acquired from the Yamana Acquisition and $105.3 million from the disposition of the Company's investment in Maverix, which was partially offset by $38.5 million spent on MPP&E at the Company’s mines and projects.
Financing activities in Q1 2024 utilized $72.7 million compared to $73.7 million used in the comparative period. In Q1 2024, the Company paid $36.5 million of dividends, spent $21.5 million for the repurchase and cancellation of Company shares under the share buyback program, and spent $13.1 million on lease repayments. In Q1 2023, the Company used $73.7 million, which included the repayment of the $205.0 million outstanding balance on the Yamana revolving credit facility as part of the closing of the Yamana Acquisition, $21.1 million of dividends, and $3.7 million spent on lease repayments. These were partly funded by the $165.0 million in net draw-downs on the SL-Credit Facility.
Liquidity and Financial Position
Liquidity
The Company's cash and short-term investments decreased by $109.5 million during Q1 2024, largely reflecting $86.9 million in investments in MPP&E additions, $36.5 million in dividend payments, $21.5 million in share repurchases and $13.1 million in lease payments, offset by operating cash flow of $61.1 million.
Pan American’s investment objectives for its excess cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors.
Working capital of $693.5 million at March 31, 2024 was $72.3 million lower than working capital of $765.8 million at December 31, 2023, largely as a result of the decrease in cash and short-term investments, partially offset by an increase in inventories.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties.
The Company’s financial position at March 31, 2024, and the operating cash flows that are expected over the next 12 months, lead Management to believe that the Company’s liquid assets and available credit from the revolving SL-Credit Facility are sufficient to satisfy our 2024 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
Credit Facility, Senior Notes and Commitments
The SL-Credit Facility has a limit of $750.0 million plus an accordion feature for up to an additional $250.0 million which is available at the discretion of the lenders. As of March 31, 2024, the Company was in compliance with all financial covenants under the SL-Credit Facility, which was undrawn. The borrowing costs under the SL-Credit Facility are based on the Company's credit ratings from Moody's and S&P Global's at either: (i) SOFR plus 1.25% to 2.40% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the SL-Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The SL-Credit Facility matures on November 24, 2028.
The Company has senior notes of $283 million in aggregate principal with a 4.625% coupon and maturing in December 2027; and senior notes of $500 million in aggregate principal with a 2.63% coupon and maturing in August 2031 (collectively "Senior Notes"). The Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 10(f)(ii) of the 2023 Annual Financial Statements, and in the "Liquidity and Financial Position" section of the Company's annual 2023 Management Discussion and Analysis (the "2023 Annual MD&A"). Since December 31, 2023, there have been no significant changes to these contractual obligations and commitments.
Outstanding Share Amounts
As at March 31, 2024, the Company had approximately 0.5 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $17.53 to CAD $39.48 and a weighted average life of 5.0 years. Approximately 0.2 million of the stock options were vested and exercisable at March 31, 2024, with an average weighted exercise price of CAD $22.35 per share.
On March 4, 2024 the Company obtained approval of its Normal Course Issuer Bid ("NCIB") from the TSX and the NYSE to purchase for cancellation up to 18,232,990 common shares between March 6, 2024 and March 5, 2025. Daily purchases (other than pursuant to a block purchase exemption) on the TSX and NYSE under the NCIB are limited to a maximum of 151,485 common shares and 25% of the average trading volume for the Company's common shares in the four calendar weeks preceding the date of purchase, respectively.
For the three months ended March 31, 2024, 1,720,366 common shares were repurchased for cancellation under the NCIB at an average price of $14.16 per share for a total consideration of $24.3 million (of which $2.8 million was payable as at March 31, 2024). A total of 304,560 common shares which were repurchased had not been cancelled as at March 31, 2024 and were cancelled during April 2024.
There were no share repurchases during the three months ended March 31, 2023 nor shares held in treasury as at March 31, 2023 or December 31, 2023.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at May 8, 2024
Common shares	362,947
Options	506
Total	363,453
As part of the acquisition of Tahoe Resources Inc. ("Tahoe") on February 22, 2019, the Company issued 313.9 million Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of March 31, 2024, there were 313.9 million CVRs outstanding, which were convertible into 15.6 million common shares.
Closure and Decommissioning Provision
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using Management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of March 31, 2024 was $891.0 million (December 31, 2023 - $910.0 million) using inflation rates of between 1% and 5% (December 31, 2023 - between 1% and 5%). The inflated and discounted provision on the statement of financial position as at March 31, 2024 was $431.8 million (December 31, 2023 - $447.1 million), using discount rates between 3% and 11% (December 31, 2023 - between 3% and 11%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be substantially paid through 2078, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q1 2024 were primarily a result of updates to assumed inflation and discount rates, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q1 2024 as finance expense was $7.9 million (Q1 2023 - $5.9 million). Reclamation expenditures incurred during Q1 2024 were $6.1 million (Q1 2023 - $0.9 million).

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

2024	Quarter Ended
(In millions of USD, other than per share amounts)	Mar 31
Revenue	$601.4
Mine operating earnings	$71.0
(Loss) earnings for the period attributable to equity holders	$(30.9)
Basic (loss) earnings per share	$(0.08)
Diluted (loss) earnings per share	$(0.08)
Cash flow from operating activities	$61.1
Cash dividends paid per share	$0.10
Other financial information
Total assets	$7,080.0
Total long-term financial liabilities(1)	$1,255.2
Total attributable shareholders’ equity	$4,669.0
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

2023	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30(2)	Sep 30(2)	Dec 31	Dec 31
Revenue	$390.3	$639.9	$616.3	$669.6	$2,316.1
Mine operating earnings	$77.2	$88.0	$66.7	$64.9	$296.8
(Loss) earnings for the period attributable to equity holders	$16.4	$(32.4)	$(19.7)	$(68.0)	$(103.7)
Basic (loss) earnings per share	$0.08	$(0.09)	$(0.05)	$(0.19)	$(0.25)
Diluted (loss) earnings per share	$0.08	$(0.09)	$(0.05)	$(0.19)	$(0.25)
Cash flow from operating activities	$51.3	$117.0	$114.6	$167.4	$450.3
Cash dividends paid per share	$0.10	$0.10	$0.10	$0.10	$0.40
Other financial information
Total assets					$7,213.1
Total long-term financial liabilities(1)					$1,274.8
Total attributable shareholders’ equity					$4,760.7
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.
(2)Amounts differ from those originally reported in the respective quarter due to the finalization of the purchase price allocation, which was retrospectively applied.

2022	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$439.9	$340.5	$338.9	$375.5	$1,494.8
Mine operating earnings (loss)	$66.8	$(31.7)	$(21.8)	$35.0	$48.3
(Loss) earnings for the period attributable to equity holders	$76.5	$(174.0)	$(71.5)	$(172.8)	$(341.8)
Basic (loss) earnings per share	$0.36	$(0.83)	$(0.34)	$(0.81)	$(1.62)
Diluted (loss) earnings per share	$0.36	$(0.83)	$(0.34)	$(0.81)	$(1.62)
Cash flow from operating activities (1)	$68.8	$20.8	$54.4	$(112.1)	$31.9
Cash dividends paid per share	$0.12	$0.12	$0.11	$0.10	$0.45
Other financial information
Total assets					$3,248.5
Total long-term financial liabilities(2)					$511.8
Total attributable shareholders’ equity					$2,195.5
(1)Cash flow from operating activities in the three months ended December 31, 2022 includes $157.3 million of transaction and integration costs related to the Yamana Acquisition.
(2)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
OPERATING METRICS

	Three months ended March 31, 2024
	La Colorada	Cerro Moro	Huaron	San Vicente(1)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Total
Ore tonnes mined – kt	122	93	233	88	762	214	417	2,931	2,481	214	1,463	9,019
Waste tonnes mined – kt	—	706	—	—	—	—	—	4,368	4,519	—	3,628	13,222
Tonnes processed – kt	122	106	230	89	768	327	435	2,763	2,481	237	1,821	9,378
Grade
Silver – g/t	307.6	238.8	144.8	303.9		91.5	—	6.4	0.5	18.2	15.5
Gold – g/t	—	6.52	—	—	1.98	3.38	2.31	0.50	0.32	2.97	0.45
Zinc – %	2.26	—	2.32	2.70	—	—	—	—	—	0.79	—
Lead – %	1.33	—	1.65	0.30	—	—	—	—	—	0.28	—
Copper – %	—	—	0.78	0.19	—	—	—	—	—	—	—
Production
Silver – koz	1,107	766	882	788	—	851	4	70	9	102	430	5,009
Gold – koz	0.5	20.9	—	—	46.9	31.5	31.3	33.6	18.7	21.4	17.9	222.9
Zinc – kt	2.2	—	4.0	2.0	—	—	—	—	—	1.5	—	9.8
Lead – kt	1.4	—	2.7	0.2	—	—	—	—	—	0.4	—	4.6
Copper – kt	0.1	—	1.5	0.1	—	—	—	—	—	—	—	1.7

	Three months ended March 31, 2023
	La Colorada	Huaron	San Vicente(1)	Manantial Espejo	Timmins	Shahuindo	La Arena	Dolores	Total
Ore tonnes mined – kt	171	238	91	—	392	2,783	2,625	2,599	8,899
Waste tonnes mined – kt	—	—	—	—	—	3,560	4,956	4,109	12,625
Tonnes processed – kt	180	238	94	10	419	2,790	2,531	1,822	8,083
Grade
Silver – g/t	269.4	144.4	259.9	205.0	—	7.3	0.8	18.5
Gold – g/t	—	—	—	2.13	2.59	0.52	0.29	0.61
Zinc – %	1.66	2.76	3.62	—	—	—	—	—
Lead – %	0.92	1.81	0.25	—	—	—	—	—
Copper – %	—	—	0.18	—	—	—	—	—
Production
Silver – koz	1,432	922	725	191	4	66	9	544	3,891
Gold – koz	0.7	0.3	—	1.7	34.5	38.8	20.1	26.5	122.7
Zinc – kt	2.5	5.2	2.9	—	—	—	—	—	10.6
Lead – kt	1.5	3.6	0.2	—	—	—	—	—	5.3
Copper – kt	—	0.9	0.1	—	—	—	—	—	1.1
(1)San Vicente data represents Pan American's 95.0% interest in the mine's production.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than gold ("gold segment by-product credits"), and are calculated per ounce of gold sold.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision-making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In millions of USD, except as noted)	Three months ended March 31, 2024	Three months ended March 31, 2023	Three months ended March 31, 2024	Three months ended March 31, 2023
Production costs	$99.9	$98.0	$292.1	$132.9
Restructuring and end-of-life severance accruals and payments(1)	—	(5.3)	—	(1.7)
NRV inventory adjustments	2.2	(0.1)	(16.6)	20.9
On-site direct operating costs	102.2	92.6	275.5	152.1
Royalties	8.4	5.1	5.5	4.1
Smelting, refining and direct selling charges(2)	8.0	14.4	0.9	0.1
Cash cost of sales before by-product credits	118.6	112.1	281.9	156.3
Silver segment by-product credits(2)	(80.6)	(65.8)	—	—
Gold segment by-product credits(2)	—	—	(32.3)	(14.3)
Cash Costs	$38.0	$46.4	$249.7	$142.0

NRV inventory adjustments	(2.2)	0.1	16.6	(20.9)
Sustaining capital	11.0	6.6	54.7	25.8
Exploration and project development(3)	—	—	—	—
Reclamation cost accretion(4)	0.9	0.7	5.8	4.7
All-in sustaining costs	$47.7	$53.8	$326.8	$151.6

Silver segment silver ounces sold (Moz)	3.0	3.8	—	—
Gold segment gold ounces sold (koz)	—	—	206.9	126.8
Cash costs per ounce sold	$12.67	$12.19	$1,207	$1,120
AISC per ounce sold	$15.89	$14.13	$1,580	$1,196
AISC per ounce sold (excluding NRV inventory adjustments)	$16.63	$14.11	$1,499	$1,361
(1)Included in production costs line of the consolidated income statements. Restructuring and end-of-life severance accruals and payments reflect mine operation severance payments related to non-recurring asset workforce restructurings and mine closures.
(2)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
(3)Exploration and project development expenditures exclude $2.8 million for Q1 2024 (Q1 2023: $1.0 million) of exploration expenditures related to non-operating properties.
(4)Reclamation cost accretion excludes $1.2 million for Q1 2024 (Q1 2023: $0.5 million) of accretion related to non-operating properties.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended March 31,
(in millions of USD)	2024	2023
Payments for mineral properties, plant and equipment(1)	$86.9	$38.5
Add/(Subtract)
Lease Payments(1)	13.1	3.7
Repayment of loans(2)	1.7	1.7
La Colorada investment (non-sustaining) capital	(9.6)	(9.2)
Jacobina investment (non-sustaining) capital	(4.3)	—
Huaron investment (non-sustaining) capital	(14.2)	(1.1)
Timmins investment (non-sustaining) capital	(2.8)	—
Other investment (non-sustaining) capital	(5.1)	(1.2)
Sustaining Capital	$65.7	$32.5
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended March 31, 2024
(In millions of USD, except as noted)	La Colorada	Cerro Moro	Huaron	San Vicente	Consolidated Silver Segment
Production Costs	$26.6	$40.6	$24.0	$8.8	$99.9
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—
NRV inventory adjustments	2.2	—	—	—	2.2
On-site direct operating costs	28.9	40.6	24.0	8.8	102.2
Royalties	0.1	4.0	—	4.3	8.4
Smelting, refining & direct selling costs	2.0	0.7	4.0	1.3	8.0
Cash Costs before by-product credits	30.9	45.3	28.0	14.3	118.6
Silver segment by-product credits	(6.9)	(43.8)	(22.2)	(7.6)	(80.6)
Cash Costs	$24.0	$1.5	$5.8	$6.7	$38.0

NRV inventory adjustments	(2.2)	—	—	—	(2.2)
Sustaining capital	2.5	3.9	3.8	0.8	11.0
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	0.1	0.4	0.2	0.1	0.9
All-in sustaining costs	$24.4	$5.8	$9.9	$7.6	$47.7

Silver segment silver ounces sold (Moz)	0.96	0.90	0.71	0.43	3.00

Cash cost per ounce sold	$25.01	$1.62	$8.24	$15.56	$12.67
AISC per ounce sold	$25.37	$6.43	$13.99	$17.62	$15.89
AISC per ounce sold (excluding NRV inventory adjustments)	$27.71	$6.43	$13.99	$17.62	$16.63

SILVER SEGMENT	Three months ended March 31, 2023
(In millions of USD, except as noted)	La Colorada	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$33.5	$24.7	$16.6	$23.3	$98.0
Restructuring and end-of-life severance accruals and payments	—	—	—	(5.3)	(5.3)
NRV inventory adjustments	—	—	—	(0.1)	(0.1)
On-site direct operating costs	33.5	24.7	16.6	17.9	92.6
Royalties	0.1	—	4.7	0.3	5.1
Smelting, refining & direct selling costs	3.2	5.9	3.7	1.5	14.4
Cash Costs before by-product credits	36.8	30.6	25.0	19.7	112.1
Silver segment by-product credits	(11.4)	(25.9)	(17.1)	(11.3)	(65.8)
Cash Costs	$25.4	$4.7	$7.9	$8.4	$46.4

NRV inventory adjustments	—	—	—	0.1	0.1
Sustaining capital	3.7	2.3	0.4	0.2	6.6
Exploration and project development					—
Reclamation cost accretion	0.2	0.3	0.1	0.2	0.7
All-in sustaining costs	$29.2	$7.3	$8.4	$8.9	$53.8

Silver segment silver ounces sold (Moz)	1.63	0.83	0.73	0.62	3.81

Cash cost per ounce sold	$15.58	$5.62	$10.86	$13.64	$12.19
AISC per ounce sold	$17.94	$8.74	$11.58	$14.35	$14.13
AISC per ounce sold (excluding NRV inventory adjustments)	$17.94	$8.74	$11.58	$14.23	$14.11

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended March 31, 2024
(In millions of USD, except as noted)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$41.5	$44.2	$53.0	$36.7	$27.3	$36.6	$52.9	$292.1
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—	—	—	—
NRV inventory adjustments	—	—	—	—	—	—	(16.6)	(16.6)
On-site direct operating costs	41.5	44.2	53.0	36.7	27.3	36.6	36.3	275.5
Royalties	1.4	—	2.0	—	—	0.3	1.8	5.5
Smelting, refining & direct selling costs	0.2	0.5	—	—	—	0.1	—	0.9
Cash Costs before by-product credits	43.1	44.6	55.1	36.7	27.3	37.1	38.1	281.9
Gold segment by-product credits	—	(16.2)	—	(1.5)	(0.3)	(4.1)	(10.1)	(32.3)
Cash Costs of Sales	$43.1	$28.5	$55.0	$35.2	$26.9	$33.0	$28.0	$249.7

NRV inventory adjustments	—	—	—	—	—	—	16.6	16.6
Sustaining capital	14.7	7.5	12.3	9.0	4.9	6.3	0.1	54.7
Exploration and project development	—	—	—	—	—	—	—	—
Reclamation cost accretion	0.5	0.4	0.1	0.7	1.3	0.6	2.2	5.8
All-in sustaining costs	$58.3	$36.4	$67.4	$44.9	$33.0	$39.9	$46.9	$326.8

Gold segment gold ounces sold (koz)	46.1	27.0	33.5	37.0	21.5	22.1	19.8	206.9

Cash cost per ounce sold	$934	$1,055	$1,645	$952	$1,252	$1,496	$1,412	$1,207
AISC per ounce sold	$1,263	$1,348	$2,014	$1,216	$1,536	$1,809	$2,367	$1,580
AISC per ounce sold (excluding NRV inventory adjustments)	$1,263	$1,348	$2,014	$1,216	$1,536	$1,809	$1,529	$1,499

GOLD SEGMENT	Three months ended March 31, 2023
(In millions of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$16.9	$40.9	$24.7	$50.3	$132.9
Restructuring and end-of-life severance accruals and payments	(1.7)	—	—	—	(1.7)
NRV inventory adjustments	20.9	—	—	—	20.9
On-site direct operating costs	36.2	40.9	24.7	50.3	152.1
Royalties	2.2	—	—	1.9	4.1
Smelting, refining & direct selling costs	—	—	—	—	0.1
Cash Costs before by-product credits	38.4	40.9	24.7	52.3	156.3
Gold segment by-product credits	(12.2)	(1.7)	(0.3)	(0.1)	(14.3)
Cash Costs of Sales	$26.1	$39.2	$24.4	$52.3	$142.0

NRV inventory adjustments	(20.9)	—	—	—	(20.9)
Sustaining capital	3.3	12.5	0.8	9.3	25.8
Exploration and project development					—
Reclamation cost accretion	2.0	0.9	1.6	0.1	4.7
All-in sustaining costs	$10.5	$52.6	$26.8	$61.7	$151.6

Gold segment gold ounces sold (koz)	27.0	42.3	21.7	35.8	126.8

Cash cost per ounce sold	$968	$926	$1,124	$1,462	$1,120
AISC per ounce sold	$390	$1,242	$1,237	$1,725	$1,196
AISC per ounce sold (excluding NRV inventory adjustments)	$1,164	$1,242	$1,237	$1,725	$1,361

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in Management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three months ended March 31, 2024 and 2023, to the net earnings for each period.

	Three months ended March 31,
(In millions of USD, except as noted)	2024	2023
Net (loss) earnings for the period	$(30.8)	$16.5
Adjust for:
Unrealized foreign exchange gains	(4.8)	(0.7)
Net realizable value heap inventory expense (recovery)	20.8	(3.9)
Derivative unrealized losses (gains)	10.5	(1.8)
Loss from associates	0.1	0.4
Severance provisions	0.2	12.7
Mineral property, plant and equipment gains on sale	(0.3)	(0.2)
Litigation provisions	2.8	—
Transaction and integration costs	—	18.9
Investment loss (income)	10.8	(6.9)
Closure and decommissioning liability	0.3	2.6
Effect of taxes on adjusting items	(7.2)	(0.4)
Effect of foreign exchange on taxes	2.3	(16.0)
Total adjustments	$35.5	$4.7
Adjusted earnings for the period	$4.7	$21.2
Weighted average shares for the period	364.5	210.7
Adjusted earnings per share for the period	$0.01	$0.10
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: debt, including senior notes and amounts drawn on the SL-Credit Facility, and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short-term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia, Chile, Brazil and Guatemala; environmental risks; and risks related to its relations with employees and local communities where we operate. Certain of these risks, and additional risks and uncertainties, are described below, and are more fully described in Pan American’s Annual Information Form dated March 26, 2024 (available on SEDAR+ at www.sedarplus.ca) and Form 40-F filed with the SEC, and in the Financial Instruments section of the 2023 Annual Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the 2023 Annual Financial Statements under Note 10 "Financial Instruments" and in the Q1 2024 Financial Statements under Note 4 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2024.
The following provides a description of the risks related to financial instruments and how Management manages these risks:
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and increase in the price of consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure.
The Company did not have any base metal or diesel contracts outstanding during the three months ended March 31, 2023 or 2024.
Trading Activities and Credit Risk
The zinc, lead, copper, and silver concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour our contractual arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
As at March 31, 2024, we had receivable balances associated with buyers of our concentrates of $21.5 million (December 31, 2023 - $17.5 million). The vast majority of our concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long-term agreements with fixed refining terms at seven separate refineries worldwide. The Company generally retains the title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. As at March 31, 2024, we had approximately $18.9 million (December 31, 2023 - $10.8 million) contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, and in-transit to refineries. Risk is transferred to the refineries at various stages from mine site to refinery.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at March 31, 2024, we had made $14.9 million of supplier advances (December 31, 2023 - $10.4 million), which are reflected in "Trade and other receivables" on the Q1 2024 Financial Statements.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and customers. Furthermore, Management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
Foreign currency exchange rate risk
We report our financial statements in USD; however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Pan American held cash and short-term investments of $34.7 million in CAD, $2.3 million in ARS, $2.6 million in MXN, $3.2 million in BOB, $3.8 million in PEN, $1.3 million in BRL, $1.7 million in CLP, $0.1 million in EUR, and $0.5 million in Guatemalan quetzales, as at March 31, 2024.

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
At March 31, 2024, Pan American had the following outstanding positions on foreign currency exposure of purchases:

	USD Notional	Weighted Average USD Forward Rate	Weighted Average USD Put Rate	Weighted Average USD Call Rate	Expiry Dates
Peruvian sol forwards	$40.5	$3.86			April 2024 to December 2024
Canadian dollar collars	$13.5		$1.36	$1.42	April 2024 to December 2024
Canadian dollar forwards(1)	$54.0	$1.39			April 2024 to December 2024
Chilean peso collars(2)	$36.0		$903	$968	April 2024 to December 2024
Chilean peso forwards	$90.0	$935			April 2024 to December 2025
Brazilian real forwards	$9.0	$5.19			April 2024 to December 2024
(1)Canadian dollar forwards: Of the $54.0 million of notional outstanding, $18.0 million of notional is related to enhanced forwards with reset strikes at $1.35 if CAD trades outside an average range of $1.30 to $1.41. Once the enhanced forward is reset, the reset strike applies for the notional if below the reset strike and for a 33% increase in notional above the reset strike.
(2)Chilean Peso collars: $36.0 million of notional is related to enhanced collars with participation between average strike rates of $903 and $968. At each monthly expiry, if CLP is above an average strike of $968, CLP is exercised at an average conditional strike of $926.
The Company recorded the following derivative gains and losses on currencies for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
	2024	2023
Mexican peso gains	$—	$1.4
Peruvian sol gains	0.4	0.8
Canadian dollar (losses) gains	(1.7)	0.5
Chilean peso losses	(9.0)	—
Brazilian real losses	(0.2)	—
	$(10.5)	$2.7
Credit Rating
There can be no assurance that the credit ratings and outlook assigned to the Company's debt securities or to the Company will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.
We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
While we have paid dividends to our shareholders for many years, the payment of dividends is impacted by our cash flows and liquidity situation. The payment of any future dividends is at the discretion of our Board of Directors after taking into account many factors, including availability of and sources of cash, future anticipated funding needs, our debt position, general and regional economic conditions, and expectations with respect to operational matters such as anticipated metals production and metals prices. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by Pan American.
Foreign Operations and Political Risk
The Company holds mining and exploration properties in Peru, Mexico, Argentina, Bolivia, Brazil, Chile, Canada, the United States, and Guatemala, exposing it to the socioeconomic conditions, as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; uncertain and evolving legal and regulatory environments; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies, including carbon taxes; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, expropriation or restrictions on the ownership of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. For example, Argentina has in the past and continues to have many highly restrictive policies with respect to foreign investment, currency controls, taxation, import and export controls, and restrictions on the ownership and use of lands, including bans on mining and the use of cyanide in certain provinces and restrictions on the amount of lands that foreign entities, directly or indirectly, can have an ownership interest in. In some cases, this may result in the loss of properties or rights that are valuable or that might otherwise be beneficial or needed in connection with our operations.
Furthermore, as governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has often been identified as a source of revenue. Taxation and royalties are often subject to change and are vulnerable to increases in both poor and good economic times, especially in many resource-rich countries. Audits and inquiries have become more frequent and extensive, consuming significant management time and attention. The addition of new taxes, the re-interpretation of existing tax laws and regulations, and increasingly aggressive and sometimes groundless positions taken by tax authorities,

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
specifically those aimed at mining companies, could have a significant impact on our operations and may have material direct affects on our profitability and our financial results. In some cases, if tax claims are resolved against that Company, these could also include significant interest and penalties. Such tax matters are increasingly being seen in the jurisdictions in which we operate.
On December 30, 2020, the Argentine government issued Decree 1060/2020 that establishes a 4.5% to 8.0% export tax rate on dore and concentrate net revenues. Cerro Moro, owned by Estelar Resources, is entitled to tax stability pursuant to Argentina’s Mining Investments Law No. 24,196. Such tax stability entitles Estelar Resources to recover taxes in excess of their overall tax burden at the time of the filing of the feasibility study in 2012 for Cerro Moro. On June 16, 2021, the Argentine government enacted legislation that increased the corporate tax rate from 25% to 35% and maintains the dividend withholding tax rate at 7% retroactive to January 1, 2021.
In July 2022, a tax reform bill was being discussed in Chile, however, on March 8, 2023, the Chamber of Deputies rejected the bill. The government is currently in consultations prior to introducing a new bill. In addition, there was a Specific Mining Tax bill enacted in May 2023. The bill is effective January 1, 2024 and imposes a new mining royalty of 1% of ad valorem value on copper and lithium and removes the deduction of the mining tax previously allowed in calculating the mining tax payable.
In December 2022, the Brazilian government introduced new transfer pricing rules that would see Brazil adopt the Organisation for Economic Co-operation and Development (“OECD”) arm length’s principal for cross-border transactions. These rules would align Brazil with OECD countries and pave the way for Brazil to join the OECD. The rules would come into effect in 2024, with early adoption allowed in 2023.
On May 8, 2023, the Mexican government enacted a decree to reform various provisions of the mining law (the "Decree"), which was published in the Official Gazette and became law on May 9, 2023. The Decree makes significant changes to the current mining laws, including but not limited to: reducing mining license concession terms; restricting the granting of mining concessions requiring public auctions; imposing conditions on water use and availability; imposing regulations on mining concession transfers; imposing additional grounds for cancellation of mining concessions and further limitations on mining in protected areas; granting preferential rights to mining strategic minerals to state owned enterprises; imposing additional requirements for financial instruments to be provided to guarantee preventive, mitigation, and compensation measures resulting from the social impact assessment, as well as potential damages that may occur during mining activities; and potentially requiring Indigenous Peoples’ (ILO 169) consultation. The mining law reforms introduced in the Decree have still not been implemented and have been challenged by many mining companies, as well as Congress, on constitutional grounds. Additional constitutional reforms were presented by the President of Mexico in February 2024 that could also impact mining, including restrictions on water use and future open pit mining. It is too early to speculate on whether any of these more recent proposed reforms will actually be enacted and become part of the Constitution of Mexico. Should the May 2023 changes to the mining law or the more recent reforms be implemented, we expect that they would have impacts on our current and future exploration activities and operations in Mexico, the extent of which is yet to be determined but which could be material.
Criminal activity and violence are also prevalent in some areas that we work in. For example, violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Operations at our La Colorada mine were temporarily suspended in October 2023 due to security concerns at the mine site and surrounding area following an armed robbery of two trailers of concentrate from the operation. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity have occasionally affected our employees and our contractors and their families, as well as the communities in the vicinity of our operations. Such incidents may prevent access to our mines or offices; halt or delay our operations and production; result in harm to employees, contractors, visitors or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect our ability to conduct business. We can provide no assurance

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
that the La Colorada security incident or other security incidents, in the future, will not have a material adverse effect on our operations.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims are described in Note 33 of the Company's 2023 Annual Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2024. As a consequence of the Yamana Acquisition, the Company also assumed various claims and legal proceedings including, among others, numerous individual labour and tax claims in Argentina and Brazil and exposures with respect to contractual indemnities. While these claims may not be considered material individually and, in some cases, may be settled for amounts much less than the original amounts claimed, the aggregate amounts claimed against us, if successful, could be material.
In Peru, there are many claims from current or ex-employees, or employees of former or current owners of our operations such as the Quiruvilca-related claims in Peru, which could in the aggregate, be of significant value, and include alleged improper dismissals, workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years. In some cases, we may also be subject to collective settlement obligations with our employees and contractors relating to closures of our operations, and such obligations may be significant.
In Guatemala, the mining license for the Escobal mine was suspended in July 2017, pending completion of an ILO 169 consultation process. The ILO 169 pre-consultation was completed in 2022 and the substantive consultation process commenced, however the process, timing, and outcome of the ILO 169 consultation remains uncertain. A new government took office in Guatemala in January 2024, and we had our first meeting with the new Guatemala Ministry of Energy and Mines (“Guatemala MEM”) in February 2024. A meeting for the ILO 169 consultation was also held in February 2024, with the newly appointed Vice Minister of Energy and Mines and Xinka representatives, during which a presentation on the observations of the Xinka’s appointed consultants was communicated. It is anticipated that the change of government may result in further delays to the completion of the ILO 169 consultation as the new government familiarizes itself with the process and develops its position on the process completed to date, future meeting requirements and the possibility of further Xinka community consultations, information requirements and potential agreements. Currently, initiatives are also being discussed in the Energy and Mines Commission of the Congress of Guatemala, which propose different terms for mining moratoriums. To date, there are no final proposals to Congress for approval and it is unknown how these proposals, if presented and approved, may affect mining rights, including the Escobal mine.

In early May 2021, Pan American Silver Guatemala S.A. ("PAS Guatemala") and the Guatemala MEM were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior mining activities damaged their lands. Nevertheless, the action sought injunctive relief to prevent future mining activities at Escobal. The claims and related request for an injunction against both the Guatemala MEM and against PAS Guatemala have subsequently been denied by the Constitutional Court.
As reported in our Annual Information Form dated March 26, 2024, certain individuals have asserted community rights and land ownership over a portion of the La Colorada mine’s surface lands in the Agrarian Courts of Mexico. They also initiated a process before the Secretariat of Agrarian, Territorial and Urban Development (“SEDATU”) in Zacatecas to declare such lands as national property. In 2019, we filed a legal challenge (amparo) against this SEDATU process and obtained an injunction to protect our ownership of these surface rights pending the outcome of the challenge and a further review by SEDATU. Our challenge was dismissed on October 25, 2021, primarily on the basis that no final declaration of national lands had yet been made by SEDATU that would affect our property rights. We appealed this dismissal, which was also rejected. The matter is now before the national office of SEDATU for further consideration and we will continue to oppose the SEDATU process and the application for a declaration of national lands. While we believe that we hold proper title to the surface lands in question, if we are

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
unable to maintain, or maintain access to, those surface rights, there could be material adverse impacts on the La Colorada mine’s future mining operations.
We may also be subject to proceedings in our commercial relationships. While we would, where available and appropriate to do so, defend against any such allegations, if we are unsuccessful in our defense of these claims, we may be subject to significant losses.
Tahoe, which was acquired by us in late February 2019, was subject to certain class action lawsuits filed in the United States and Canada that center primarily around alleged misrepresentations in connection with the Escobal mine. We disputed the allegations made in these suits, and in January 2023, the plaintiffs and defendants reached a global settlement to resolve both the United States and Canadian class actions. These class actions have now been concluded.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably against us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however, such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which could have a material adverse effect on our financial or operating position, cash flow and results of operations.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal expectations, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to successfully anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
MATERIAL ACCOUNTING POLICY INFORMATION, STANDARDS AND JUDGEMENTS

Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2023 Annual Financial Statements with the exception of the mandatory adoption of certain amendments noted below:
Classification of Liabilities as Current and Non-Current (Amendments to IAS 1)
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if Management intends or expects to settle the liability within twelve months. The amendment introduced a definition of 'settlement' to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments were implemented effective January 1, 2024. The implementation of this amendment did not have a material impact on the Company.
Future changes in accounting standards
IFRS 18 - Presentation and Disclosure in Financial Statements
In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.
Significant judgements
In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2023 Annual Financial Statements, for the Company's summary of significant accounting policies.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
DISCLOSURE AND INTERNAL CONTROL PROCEDURES

Pan American’s Management considers the meaning of internal control to be the processes established by Management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
Disclosure controls and procedures (“DC&P”)
Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the Securities and Exchange Commission ("SEC")).
As of December 31, 2023, based on the evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our Management, including our CEO and CFO.
Internal control over financial reporting (“ICFR”)
Our CEO and CFO are responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of our ICFR as of December 31, 2023 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2023. Management reviewed the results of Management’s evaluation with the Audit Committee of the Board.
The effectiveness of the Company’s ICFR as of December 31, 2023 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm as stated in their report immediately preceding the Company’s 2023 Annual Financial Statements.
Changes in ICFR
There has been no change in the Company's ICFR during the three months ended March 31, 2024 that materially affected, or is reasonably likely to materially affect, its ICFR.
Inherent limitations of controls and procedures
All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President, Exploration, each of whom is a Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding Pan American’s material mineral properties, please refer to Pan American’s most recently filed Annual Information Form, filed at www.sedarplus.ca, or Pan American's most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the impacts of inflation on Pan American and its operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the SL-Credit Facility or otherwise, to sustain our business and operations; the timing and outcome with respect to Pan American's environmental, social and governance activities, and Pan American's corporate social responsibility activities and our reporting in respect thereof; the duration and effect of the suspensions of operations of the Escobal mine, as well as the nature of and continuation of the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and, if applicable, completion thereof; certain legal proceedings that were originated in the Constitutional Court of Guatemala relating to the Escobal mine; the SEDATU process with respect to a portion of the La Colorada mine’s surface lands; the timing and success of site infrastructure upgrades at the La Colorada mine; the ability of Pan American to successfully complete any capital projects including at La Colorada, Huaron and Timmins, and any anticipated economic or operational benefits to be derived from those projects; the future results of our exploration activities, including with respect to the skarn exploration program at La Colorada; anticipated mineral reserves and mineral resources; the costs associated with the Company's decommissioning obligations; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, some of which are described in the “Risks and Uncertainties” section of this MD&A, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; and all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, CLP, BRL, GTQ and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Chile, Brazil, Guatemala or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents,

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of any epidemics or pandemics on our operations and workforce, and their effects on global economies and society; those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Pan American reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Pan American may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Pan American prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

PAN AMERICAN SILVER CORP.	32